UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-31931
WOODBRIDGE HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(954) 940-4950
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Common Stock, Par Value $0.01 Per Share
Preferred Share Purchase Rights
Subordinated Investment Notes
(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, Par Value $0.01 Per Share	0	*
Preferred Share Purchase Rights	0	*
Subordinated Investment Notes	5

*	On September 21, 2009, Woodbridge Holdings Corporation (“Woodbridge”) merged with and into Woodbridge Holdings, LLC (“Merger Sub”), a wholly owned subsidiary of BFC Financial Corporation (“BFC”), with Merger Sub continuing as the surviving company of the merger. In connection with the merger, Woodbridge’s separate corporate existence ceased and each outstanding share of Woodbridge’s Class A Common Stock (and each related preferred share purchase right) was canceled and converted into the right to receive 3.47 shares of BFC’s Class A Common Stock. As a result, as of the date of this filing, there are no outstanding shares of Woodbridge’s Class A Common Stock or related preferred share purchase rights.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Woodbridge Holdings, LLC (as the successor company to Woodbridge Holdings Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2009	Woodbridge Holdings, LLC, the successor company to Woodbridge Holdings Corporation
	By:	/s/ John K. Grelle
John K. Grelle,
Chief Financial Officer